Exhibit 1.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610

Corporate Media Relations
Brian Gallagher
+1 201-785-3206
briang@radware.com

Radware Ltd. Announces Third Quarter 2013 Results

* Quarterly Revenues of $48.0 Million
* Quarterly Non-GAAP EPS $0.17

TEL AVIV, ISRAEL: October 24, 2013 — Radware® (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today reported quarterly revenues of $48.0 million for the third quarter of 2013.

Net income on a GAAP basis for the third quarter of 2013 was $2.9 million or $0.06 per diluted share, compared with net income of $8.2 million or $0.18 per diluted share for the third quarter of 2012.

Net income on a Non-GAAP basis for the third quarter of 2013 was $7.8 million or $0.17 per diluted share, compared with net income of $10.4 million or $0.22 per diluted share for the third quarter of 2012.

At the end of the third quarter 2013, the company’s overall cash position including cash, short-term and long term bank deposits and marketable securities amounted to $270.8 million.

The earnings per share presented for all prior periods were restated to reflect the effects of the stock split that occurred April 12, 2013.

“We are pleased with the continued improvement in our results as we remain focused on our application delivery and attack mitigation solutions,” says Roy Zisapel, president and chief executive officer, Radware. “With increased activity levels across our SDN, cloud and cyber security solutions we feel confident in the long term growth opportunities we have both domestically and internationally.”

During the third quarter 2013, Radware released the following significant announcements:

•	Radware’s Web Application Firewall - AppWall® Receives ICSA Labs Certification

•	Radware Provides Critical Solutions for Network Administrators as Mobile Device Usage Increases

•	New Radware Report Reveals Top Retailers Barely Keeping Up with Online Customer Demands, Web Performance on the Decline

•	Radware Introduces DefenseFlow™ Using Cisco eXtensible Network Controller to Offer SDN DoS and DDoS Protection as a Native Network Service

•	Radware Receives Frost & Sullivan Award for 2013 South Korea Application Delivery Controller Company of the Year

•	Preparing for Notorious Cyber Attack Dates: Radware Provides Five Steps to Secure Your Network

•	Chunghwa System Integration Selects Radware to Meet Virtualization Requirement of its Customers

•	Radware Honored as Silver Stevie® Award Winner in 2013 American Business Awards

•	Radware and Brinkster Extend Cyber Security Coverage with Hybrid Attack Mitigation Solution

•	Radware Joins HP’s Partnership Program Furthering its SDN Strategy

•	Radware Announces Lineup of Fall Speaking Engagements

•	Radware Announces Lineup of European and UK Speaking Engagements

•	Radware Announces ElasticScale SDN-Based Network Service Scalability Solution

•	New Radware Research Reveals Top Retailers Sites Too Slow, Struggle to Meet Customer Needs

Company management will host a quarterly investor conference call at 8:45am ET on October 24, 2013. The call will focus on financial results for the quarter ending September 30, 2013 and other matters related to the Company’s business.

The conference call will be webcast on October 24, 2013 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the third quarter 2013 call:

Participants in the US call: Toll Free +1 800- 230-1096
International participants call: +1 612 234-9960
Conference ID:  304217

About Radware
Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.

Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

###

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition related expenses, litigation costs and expenses related to settlement with Israeli tax authorities  and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2012	September 30, 2013
		(Unaudited)
Current assets
Cash and cash equivalents	20,048	20,568
Available-for-sale marketable securities	14,004	29,491
Short-term bank deposits	54,155	40,835
Trade receivables, net	18,408	29,970
Other receivables and prepaid expenses	3,975	8,728
Inventories	12,545	13,835
	123,135	143,427

Available-for-sale marketable securities	121,114	104,373
Long-term bank deposits	65,625	75,568
	186,739	179,941

Property and equipment, net	13,589	16,899
Intangible assets, net	5,128	5,849
Other assets	4,594	4,783
Goodwill	24,465	30,069

Total assets	357,650	380,968

Current liabilities
Trade payables	9,915	6,005
Deferred revenues, other payables and accrued expenses	56,605	61,139
	66,520	67,144

Long-term liabilities	19,900	24,396

Shareholders’ equity
Share capital	599	609
Additional paid-in capital	249,739	259,125
Accumulated other comprehensive income	2,078	1,349
Treasury stock, at cost	(18,082)	(20,884)
Retained earnings	36,896	49,229
Total shareholders’ equity	271,230	289,428

Total liabilities and shareholders' equity	357,650	380,968

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended September 30,		For the nine months ended September 30,
	2012	2013	2012	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	47,510	48,022	139,333	139,970
Cost of revenues	8,970	9,165	26,312	26,681
Gross profit	38,540	38,857	113,021	113,289
Operating expenses:
Research and development, net	9,124	10,147	27,219	30,260
Selling and marketing	19,040	20,928	56,744	60,887
General and administrative	2,389	4,386	7,220	10,187
Total operating expenses	30,553	35,461	91,183	101,334
Operating income	7,987	3,396	21,838	11,955
Financial income, net	1,263	1,043	3,754	3,393
Income before taxes on income	9,250	4,439	25,592	15,348
Taxes on income	(1,028)	(1,537)	(2,946)	(3,015)
Net Income	8,222	2,902	22,646	12,333

Basic net earnings per share	$0.19	$0.06	$0.52	$0.28

Weighted average number of shares used to compute basic net earnings per share	43,955,562	44,832,480	43,557,316	44,763,111

Diluted net earnings per share	$0.18	$0.06	$0.49	$0.26

Weighted average number of shares used to compute diluted net earnings per share	46,642,794	46,572,938	46,560,588	46,756,705

*) On April 12, 2013, the Company affected a  stock split of the Company's ordinary shares of two (2) for one (1). The earnings per share amounts and the share data presented for all prior periods were restated to reflect the effects of the stock split.

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended September 30,		For the nine months ended September 30,
	2012	2013	2012	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net Income	8,222	2,902	22,646	12,333
Stock-based compensation expenses, included in:
Cost of revenues	17	13	55	39
Research and development	284	455	891	1,128
Selling and marketing	873	636	2,699	1,883
General and administrative	192	199	720	691
	1,366	1,303	4,365	3,741
Amortization of intangible assets included in:
Cost of revenues	467	549	1,402	1,615
Selling and marketing	291	229	874	688
	758	778	2,276	2,303
Exchange rate differences, net on balance sheet items included in finance expenses	59	171	78	450

Acquisition related expenses	-	-	-	485
Litigation costs	-	1,775	-	1,775
Tax settlement	-	835	-	835

Non-GAAP net income	10,405	7,764	29,365	21,922

Non-GAAP diluted net earnings per share	$0.22	$0.17	$0.63	$0.47

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	46,642,794	46,572,938	46,560,588	46,756,705

*) On April 12, 2013, the Company affected a  stock split of the Company's ordinary shares of two (2) for one (1). The earnings per share amounts and the share data presented for all prior periods were restated to reflect the effects of the stock split.